Filed pursuant to Rule 433

Registration No. 333-281553

Dated February 25, 2026

$500,000,000

4.869% Fixed-to-Floating Rate Senior Notes due 2032

Pricing Term Sheet

Issuer:	First Citizens BancShares, Inc. (“BancShares”)

Security:	4.869% Fixed-to-Floating Rate Senior Notes due 2032 (the “Notes”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$500,000,000

Expected Ratings*:	Baa2 (Moody’s) / BBB (S&P)

Trade Date:	February 25, 2026

Settlement Date**:	March 3, 2026 (T+4) (the “Issue Date”)

Maturity Date:	March 3, 2032 (the “Maturity Date”)

Benchmark Treasury:	UST 3.750% due January 31, 2031

Benchmark Treasury Price and Yield:	100-18 3⁄4; 3.619%

Spread to Benchmark Treasury:	+125 bps

Fixed Rate Period:	The period from (and including) the Issue Date to (but excluding) March 3, 2031.

Floating Rate Period:	The period from (and including) March 3, 2031 to (but excluding) the maturity date.

Interest Rate:

From (and including) the Issue Date to (but excluding) March 3, 2031 or the date of earlier redemption (the “Fixed Rate Period”), interest on the Notes will be payable at a fixed rate of 4.869% per annum.

From (and including) March 3, 2031 (but excluding) the Maturity Date or the date of earlier redemption (the “Floating Period”), the interest rate on the Notes will equal to the Benchmark (as defined below) plus 148.7 basis points per annum.

Interest Payment Dates:

Fixed Rate Period:

Semi-annually in arrears on each March 3 and September 3, commencing on September 3, 2026, and ending on March 3, 2031 or the date of earlier redemption (each, a “Fixed Rate Interest Payment Date”).

Floating Rate Period:

Quarterly in arrears on June 3, 2031, September 3, 2031, December 3, 2031 and on the Maturity Date or the date of earlier redemption (each, a “Floating Rate Interest Payment Date”).

Floating Rate Interest Period:	During the Floating Rate Period, the period beginning on (and including) a Floating Rate Interest Payment Date and ending on (but excluding) the next succeeding Floating Rate Interest Payment Date or the Maturity Date or date of redemption (each, a “Floating Rate Interest Period”); provided that the first Floating Rate Interest Period will begin on (and include) March 3, 2031 and will end on (but exclude) the first Floating Rate Interest Payment Date.

Interest Determination Date:	The second U.S. Government Securities Business Day preceding the applicable Floating Rate Interest Payment date (each, an “Interest Determination Date”).

Record Dates:	The fifteenth calendar day (whether or not a business day) preceding the related Fixed Rate Interest Payment Date or Floating Rate Interest Payment Date, as applicable.

Benchmark:	The “Benchmark” means, initially, the Compounded SOFR Index Rate; provided that if a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

Redemption:

On or after August 30, 2026 (180 days after the Issue Date) (or, if additional notes are issued, beginning 180 days after the issue date of such additional notes), and prior to March 3, 2031 (one year prior to the Maturity Date (the “First Par Call Date”)), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the First Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to (but excluding) the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to (but excluding) the redemption date.

On the First Par Call Date, we may redeem the Notes, in whole but not in part, and on or after February 3, 2032 (one month prior to the Maturity Date), we may redeem the Notes, in whole or in part, at any time and from time to time, in each case at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to (but excluding) the redemption date.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	BancShares intends to use the net proceeds from the offering of the Notes for general corporate purposes, which may include, among other uses, the partial or full prepayment or redemption of certain outstanding long-term debt.

Price to Public:	100.000%

Underwriters’ Discount:	0.350% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$498,250,000

CUSIP/ISIN:	31959XAJ2 / US31959XAJ28

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	First Citizens Capital Securities, LLC Jefferies LLC U.S. Bancorp Investments, Inc.

Conflicts of Interest:	An affiliate of U.S. Bancorp Investments, Inc. will be the trustee, paying agent and calculation agent with respect to the notes. In addition, First Citizens Capital Securities, LLC, a subsidiary of BancShares, is participating in the offering of the Notes as an underwriter. Accordingly, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. In accordance with that rule, First Citizens Capital Securities, LLC is not permitted to sell the Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates.

*

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**

We expect that delivery of the notes will be made against payment for the notes on or about March 3, 2026, which will be the fourth business day following the trade date of February 25, 2026 (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes will initially settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated February 25, 2026 (the “Preliminary Prospectus”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Other information (including other financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not otherwise defined have the meanings given to them in the Preliminary Prospectus. BancShares has filed a registration statement on Form S-3 (Registration No. 333-281553), including the Preliminary Prospectus and an accompanying base prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the accompanying base prospectus and other documents that BancShares has filed with the SEC for more complete information about BancShares and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, BancShares, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying base prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.